FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 18, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



November 18, 2005


                 GSK STATEMENT ON FDA PROPOSED LABELING CHANGE

                            FOR SEREVENT AND ADVAI


RESEARCH TRIANGLE PARK, N.C. - GlaxoSmithKline disagrees with the FDA's proposed product labeling changes for Serevent and Advair, because they are inconsistent with established NIH treatment guidelines and the standard of care for asthma treatment, which could put many patients at risk of uncontrolled asthma.

The proposed changes are a departure from recent outcomes of a July 2005 FDA advisory committee meeting that reinforced the favorable benefit-to-risk profile of both medicines. The advisory committee supported the use of long-acting beta-agonists (LABA) in combination with inhaled corticosteroids (ICS) and proposed no new restrictions. Since that time, there have been no new data on the safety or efficacy about salmeterol used alone or in combination with ICS.

"Patient safety is of paramount concern to GSK which is why we disagree with the FDA's proposed labeling changes," said Dr. Kathy Rickard, GSK Vice President Clinical Development and Medical Affairs, respiratory medicine in the U.S. " These proposed labeling changes would reserve the most effective asthma treatment - the combination of inhaled corticosteroids and long-acting beta agonists - until after a patient has failed on other treatment options and therefore may be at risk for severe outcomes, such as exacerbations and potentially death."

GSK believes sufficient safety information about these medicines is already in the labels to help guide physicians about their appropriate use. However, we will work with FDA to address the differences of opinion about how best to communicate the benefit risk profile of these medicines for optimal patient care.

The current labeling of Advair is consistent with asthma treatment guidelines established by the NIH and supported by GSK. These guidelines position ICS and LABA as first-line therapy for moderate to severe persistent asthma, and are supported by a significant body of evidence.

Asthma is a chronic condition that affects 20 million Americans, causing about 5,000 deaths each year. The risk of uncontrolled asthma is significant and could cause life-threatening situations requiring emergency room visits, hospitalization and even causing death. African Americans and Hispanics are three to five times more affected by asthma in the U.S.

GSK has confidence in the proven safety profile of Advair and Serevent when these products are used appropriately and in line with national treatment guidelines. There have been 81.9 million prescriptions filled to date in the U.S. for Advair alone.

GlaxoSmithKline is committed to the appropriate use of its medicines and communicating safety information about its products. GSK has worked diligently to ensure physicians have the latest information about Serevent and Advair, which are among the most studied asthma medicines worldwide and have benefited millions of patients.

About Serevent:

Serevent Diskus is indicated for long-term twice-daily (morning and evening) administration in the maintenance treatment of asthma and in the prevention of bronchospasm in patients 4 years of age and older with reversible obstructive airway disease, including patients with symptoms of nocturnal asthma, who require regular treatment with inhaled, short-acting beta2-agonist. It is not indicated for patients whose asthma can be managed by occasional use of inhaled, short-acting beta2-agonists.

About Advair:

Advair Diskus is indicated for the long-term, twice-daily, maintenance treatment of asthma in patients 4 years of age and older. Advair Diskus is NOT indicated for the relief of acute bronchospasm.

S M Bicknell
Company Secretary
18 November 2005

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Inquiries:
US Media inquiries:                     Lisa Behrens            (919) 483 2839
                                        Patricia Johnson        (919) 483 2839
                                        Mary Anne Rhyne         (919)  483 2319

UK Media inquiries:                     Philip Thomson          (020) 8047 5502
                                        David Mawdsley          (020) 8047 5502
                                        Chris Hunter-Ward       (020) 8047 5502

US Analyst/ Investor inquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419

European Analyst/Investor inquiries:    Duncan Learmouth        (020) 8047 5540
                                        Anita Kidgell           (020) 8047 5542
                                        Alice Hunt              (020) 8047 5543




SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 18, 2005                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc